

April 24, 2020

Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

> **Re: TEGNA Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed April 13, 2020 by Standard General L.P., et al.**
> **File No. 001-06961**

Dear Mr. de Wied:

We have reviewed the above-captioned filing and have the following additional comments.

DFAN14A filed April 13, 2020

1. We note your statement on page 21 of the investor presentation that "TEGNA has 2x the number of employees per station compared to peers." Please revise this portion of the investor presentation, and anywhere else you use this figure, to provide context by disclosing the size of the markets that TEGNA operates in as compared to the markets of the referenced peers.

2. Refer to pages 22 and 24 of your investor presentation. With respect to your assertions that (i) TEGNA's EBITDA margins have declined and (ii) TEGNA's free cash flow conversion is worst among peers, please tell us how your reliance on pro forma information from 2016 and 2017 is relevant given TEGNA's transformation in late 2017 to a pure-play broadcasting company.

3. We note your comparison of the Company's market capitalization to the aggregate purchase prices that TEGNA paid for stations on page 45. Revise this section to disclose the date used for purposes of using TEGNA's stock price to calculate market capitalization. If the date used reflects the broader market decline resulting from the COVID-19 pandemic, disclose this fact, and explain why you believe the use of such a date is appropriate.

4. Refer to page 47 of the presentation, where you label the events on the timeline "TEGNA Entrenchment Actions." Absent disclosure of reasonable factual support for the assertion that these actions were taken for the purpose of board entrenchment, please revise the presentation to remove the characterization of these events as "entrenchment actions."

5. Tell us the basis for your assertion on page 48 that "[i]t does not appear that the Company was willing to engage these suitors during the whole of 2019." We understand that three of the four suitors that made offers in 2020 did not express interest in 2019, and that one suitor proposed a transaction in 2019 that would not have resulted in a change of control of the company, as distinguished from the offer it made in 2020.

6. As requested in our letter dated April 16, 2020, please remove statements about TEGNA's board requiring an "all cash offer," as we are unable to locate support for such statements.

* * *

Please direct any questions to me at (202) 551-7951. You may also contact Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions